DELOITTE CORPORATE FINANCE LLC

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—Deloitte Corporate Finance LLC (the "Company"), a securities broker-dealer providing corporate finance advisory services to Fortune 1000 companies and large middle-market companies, both publicly and privately held, was organized as a limited liability company by Deloitte Corporate Finance Holding LLC (sole member and parent company). The Company received its articles of organization from the State of Delaware in January 2001. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Basis of Presentation—The financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition—The Company recognizes revenue from contracts with customers including advisory services on mergers and acquisitions (M&A) and other advisory services. Revenue for M&A advisory arrangements are generally recognized at the point in time that performance under the engagement is completed which is typically the closing date of the transaction or when the contract is cancelled. Other advisory services are generally recognized over time as the customer receives the benefits.

Deferred Costs/Revenue—The Company defers direct internal costs that enhance its ability to satisfy future performance obligations up to the amount of the corresponding non-refundable retainer fees. The Company recognizes these costs and reimbursable expenses once the performance obligation is satisfied. The Company may receive non-refundable retainer fees in advance of providing financial advisory services to its clients and reimbursable expenses during the engagement. The company recognizes these retainers and reimbursable expenses once the performance obligation is satisfied.

Cash and Cash Equivalents—The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash and cash equivalents primarily consist of cash.

Accounts Receivable— Accounts receivable are client obligations due under normal transaction terms. The Company reviews accounts receivable on a monthly basis to determine if any receivable will potentially be uncollectible. The Company evaluates the collectability of its accounts receivable and adequacy of the allowance for doubtful accounts based upon historical experience and any specific customer financial difficulties of which the Company becomes aware. In cases where management is aware of circumstances that may impair a customer's ability to meet its financial obligations, management records a specific allowance against amounts due and reduces the receivable to the amount the Company believes will be collected. For all other customers, the Company maintains an allowance that considers the total receivables outstanding, historical collection rates and economic trends. Accounts are written off when all efforts to collect have been exhausted. The allowance for doubtful accounts was $50,000 at May 31, 2022. Provision for bad debts includes changes in the allowance for doubtful accounts based on assessments of credit risk.

Goodwill—Goodwill represents the excess of the purchase price over the fair values of identifiable net assets acquired in business acquisitions. Goodwill is tested for impairment annually as of May 31 each year or more often if events or circumstances indicate that impairment may have occurred. Goodwill is tested for impairment by comparing the carrying amount to its respective fair value. The fair value is determined primarily using the discounted cash flows and valuation comparisons from publicly available information of similar businesses. Comparative market multiples and other factors are used to corroborate the discounted cash flow results. If the carrying amount, including goodwill, exceeds the estimated fair value, then the identifiable assets and liabilities are estimated at fair value as of the current testing date. The excess of the estimated fair value over the current estimated fair value of net assets establishes the implied value of goodwill. The excess of the recorded goodwill over the implied goodwill value is charged to earnings as an impairment loss. Based on the assessment, there were no goodwill impairment charges in the year ended May 31, 2022.

Use of Estimates—These financial statements have been prepared in accordance with generally accepted accounting principles that require management to make certain estimates and assumptions. The most important of these estimates and assumptions relate to deferred revenue and the valuation of goodwill at May 31, 2022. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

New/Recent Accounting Pronouncements—In March 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2020-04, "Reference Rate Reform" ("ASU 2020-04"). ASU 2020-04 provides optional guidance for entities that are impacted by interest rate reform. Specifically, ASU 2020-04 allows for contracts under the scope of Topic 310-Receivables to be accounted for prospectively with the updated interest rate, among other specifications for debt, derivative instruments, and other contracts. ASU 2020-04 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early application is permitted. Upon initial evaluation, we do not anticipate any material changes to the Company's financial statements.

Federal Income Taxes—For federal income tax purposes both the Company and its parent Deloitte Corporate Finance Holding LLC are classified as disregarded entities. As such, their income is taxed to the members on their respective returns.

2. **TRANSACTIONS WITH RELATED ENTITY**

The financial statements reflect significant balances and transactions with an affiliate. Such financial statements may not be indicative of the conditions that would have existed if the Company had not been operated as an affiliated company.

The payable due to Deloitte FAS was $165,675 at May 31, 2022, which is related to the payment of compensation costs.

3.   **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $5,000 or 1/15th of aggregate indebtedness, as defined.

As of May 31, 2022, the Company's net capital was $59,221,877 and its required net capital was $381,068. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was .10 to 1.

4.   **SUBSEQUENT EVENTS**

The Company evaluates events subsequent to May 31, 2022 through the date the audited financial statements are issued. The Company did not identify any subsequent events requiring disclosure or adjustment to the financial statements.

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